

April 2, 2013

Via E-mail
Ms. Dorothy M. Cipolla
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

> RE: **Lightpath Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 6, 2012**
> **File No. 000-27548**

Dear Ms. Cipolla:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Exhibit 32.2 Certification of Chief Financial Officer

1.   We note that the CEO signed the certification for the Chief Financial Officer. Please file an amendment that includes the entire filing together with properly signed certifications of each of your principal executive and principal financial officers. Refer to Rule 13a-14(b) and (c) under the '34 Act.

Dorothy M. Cipolla
Lightpath Technologies, Inc.
April 2, 2013
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

  • staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate
Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding
comments on the financial statements and related matters. You may also contact me at
(202) 551-3671.

                                          Sincerely,

                                          /s/ Kate Tillan for

                                          Martin James
                                          Senior Assistant Chief Accountant